U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 2108, 21st Floor

China Railway Construction Building

No. 20 Shijingshan Road, Beijing, 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant held its 2018 Annual Meeting of Shareholders on August 8, 2018, at 10:00 A.M., Local Time at its executive offices at Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, Beijing, 100040, People’s Republic of China.

A total of 11,549,327of the Registrant’s ordinary shares were present in person or by proxy, representing a quorum of 65.6%. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the 2018 Annual Meeting of Shareholders. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

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PROPOSAL 1:	Election of Directors

To elect two Class II member of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2021. Mr. Zhitao He and Mr. Richard Zhiqiang Chang received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Withheld		Abstain/Broker Non-Vote
Nominee	Number	Percentage	Number	Percentage	Number	Percentage
Zhitao He	11,547,865	99.99	1,462	0.01	0	N/A
Richard Zhiqiang Chang	11,477,430	99.38	71,897	0.62	0	N/A

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

To ratify the appointment of Centurion ZD, CPA as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2018. The proposal was approved by a majority vote of 99.61% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
11,503,949	99.61%	45,378	0.39	0	N/A

PROPOSAL 3:	The Transaction of Any Other Business Properly Coming before the Meeting

To approve any other business properly coming before the meeting. The proposal was approved by a majority vote of 98.83% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
11,413,890	98.83	135,437	1.17	0	N/A

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

August 8, 2018	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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